UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JUNE 2026

COMMISSION FILE NUMBER 001-39081
BioNTech SE
(Translation of registrant’s name into English)
An der Goldgrube 12
D-55131 Mainz
Germany
+49 6131-9084-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On June 8, 2026, BioNTech SE (the “Company”) provided an update regarding the share repurchase program announced on May 7, 2026, pursuant to which the Company may purchase American Depositary Shares (“ADSs”), each representing one ordinary share of the Company, for an aggregate amount of up to $1.0 billion. The Company announced that the buyback period will commence on June 8, 2026, on the U.S. Nasdaq Global Select Market stock exchange and will be conducted within the period up to and including May 6, 2027. The announcement is attached as Exhibit 99.1.

SIGNATURE
Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Ramon Zapata-Gomez	By:	/s/ Dr. Sierk Poetting
	Name: Ramon Zapata-Gomez		Name: Dr. Sierk Poetting
	Title: Chief Financial Officer		Title: Chief Operating Officer
Date: June 8, 2026

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Disclosure of share buyback program pursuant to Art. 5(1) lit. a) of the Regulation (EU) No. 596/2014 and Art. 2(1) of the Delegated Regulation (EU) 2016/1052